PE 1/20/2015



UNITED STATES NO ACT Received SEC
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAR 10 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE


15005724

March 10, 2015

Act:	1934
Section:	
Rule:	14a-8 (ODS)
Public Availability:	3-10-15

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 20, 2015

Dear Ms. O'Toole:

This is in response to your letter dated January 20, 2015 concerning the shareholder proposal submitted to Goldman Sachs by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 12, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

March 10, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 20, 2015

The proposal requests that the board prepare a report regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service.

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Goldman Sachs' public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C 20006
(202) 637-5000
www.aflcio.org

February 12, 2015

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Goldman Sachs Group's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the Goldman Sachs Group, Inc. ("Goldman" or the "Company"), by letter dated January 20, 2015, that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2015 proxy materials.

I. Introduction

Proponent's shareholder proposal to Goldman requests:

> that the Board of Directors prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute"). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.
>
> For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory

organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

Goldman's January 20, 2015, letter to the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") claims that, pursuant to Rule 14a-8(i)(10), it has substantially implemented the Proposal "through (a) the Company's publicly available report on Vesting of Equity-Based Awards Due to Voluntary Resignation to Enter Government Service (the "Report") and (b) the Company's proxy statement disclosure under Commission rule."

Goldman also claims that the Proposal may be excluded because, pursuant to Rule 14a-8(i)(3), it makes false and misleading statements that the Company "provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the company to pursue a career in government service," when, in fact, "the Company's senior executives do not have any golden parachutes – that is, they do not hold equity-based awards that will vest if they terminate employment for any reason at all."

II. Neither the Guidelines nor the Essential Purpose of the Proposal have been Met by the Company's Existing Disclosures.

Goldman argues that the Proposal has been substantially implemented. To meet its burden of proving substantial implementation pursuant to Rule 14a-8(i)(10), Goldman must show that its activities meet the guidelines and essential purpose of the Proposal. The Staff has noted that a determination that a company has substantially implemented a proposal depends upon whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (Mar. 28, 1991).

Substantial implementation, under Rule 14a-8(i)(10), requires a company's actions to have satisfactorily addressed *both* the proposal's guidelines and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010). Consequently, when a company can demonstrate that it has already taken actions that meet most of the guidelines of a proposal and meet the proposal's essential purpose, the Staff has concurred that the proposal has been "substantially implemented."

In this case, Goldman has not substantially fulfilled the guidelines or the essential purpose of the Proposal by virtue of issuing the Report which is attached as Exhibit "A." The Report is nothing more than a listing of Goldman's Named Executive Officers and their equity awards. It is not what the Proposal asks for, namely, a listing of all of

Goldman's senior executive officers and their equity awards that are subject to accelerated vesting for government service.

The essential purpose of the Proposal is the disclosure of the names of all senior executives who are eligible for the vesting of equity awards due to a voluntary resignation to enter government service, together with the estimated dollar value of each senior executive's award. As stated in *Staff Legal Bulletin 14A* (July 12, 2002), shareholder proposals addressing compensation matters for senior executive officers are proper subjects to come before shareholders.

The Proposal calls for a report on the vesting of equity-based awards, not just to the Named Executive Officers, but to all of the company's senior executives. Goldman, however, claims that it has substantially implemented the Proposal because, as of January 20, 2015, it now displays the Report, listing the terms of its equity compensation for its six Named Executive Officers and lists information for these same individuals in its proxy statement.

But Goldman's deliberately narrow interpretation does not comport with the SEC's own rule definitions of who is an executive officer. The SEC's rules define a corporate "officer" in Rule 16a-1(f) and an "executive officer" in Rule 3b-7, both under the Securities Exchange Act of 1934 (the "Exchange Act"). Under these rules, the determination of who is a senior executive is a fact based inquiry that is routinely conducted by public companies as part of their disclosure compliance housekeeping.

Rule 3b-7 states:

> The term executive officer, when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

Rule 16a-1(f) states:

> The term "officer" shall mean an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar

policy-making functions for the issuer. Officers of issuer's parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

These rules show that the term "senior executive" as commonly understood necessarily includes more executive officers than the Named Executive Officers that appear in proxy statements. In fact, Goldman's own website identifies 10 executive officers, 4 of whom are not included in the company's Report on government service golden parachutes.[1] Furthermore, Goldman's website identifies 36 executives that are members of its management committee, 30 of whom are not included in the Report.[2]

Goldman's senior executive officers so frequently depart for government service that the headline of a prominent New York Times story was "The Guys from Government Sachs."[3] Joshua Bolton, for example, formerly Chief of Staff to President George W. Bush, was Executive Director, Legal and Government Affairs for Goldman Sachs in London.[4] Yet he was never a Goldman Named Executive Officer. Neel Kashkari, who led Goldman's information technology security investment banking practice in San Francisco, stated: "'I helped design TARP [Troubled Asset Relief Program]. I ran TARP under two presidents... I own TARP.'"[5]

The Proposal seeks to require disclosure of all senior executives (beyond the Company's Named Executive Officers) who are entitled to government service golden parachutes. The position titles of both Joshua Bolton and Neel Kashkari, during their employment at Goldman, arguably meet the definition of senior executives. Accordingly, the terms of their government service golden parachutes would have to be disclosed in a report to shareholders were Goldman to implement the Proposal. For this reason, the Company should not be permitted to exclude the Proposal from its proxy statement by reliance on Rule 14a-8(i)10.

---

[1] Attached as Exhibit B. http://www.goldmansachs.com/who-we-are/leadership/executive-officers/index.html

[2] Attached as Exhibit C. http://www.goldmansachs.com/who-we-are/leadership/management-committee/index.html

[3] "The Guys from Government Sachs," New York Times, October 19, 2008.

[4] http://www.rockcreekadvisors.com/joshua-b-bolten.html

[5] Los Angeles Times, May 7, 2014, available at http://www.latimes.com/local/la-me-kashkari-tarp-20140508-story.html#page=1

III. The Proposal is clear and unambiguous. It may not be excluded as misleading pursuant to Rule 14a-8(i)(3).

Goldman also argues that the Proposal is misleading, and is, therefore, excludable pursuant to Rule 14a-8(i)(3). That standard for exclusion is

> "The proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." *Staff Legal Bulletin No. 14* (July 13, 2001)

Goldman's argument, however, is based on the incorrect assumption that the Proposal only applies to its Named Executive Officers. That is simply incorrect. The Proposal was carefully drafted to apply to all of Goldman's senior executives. The specific examples, cited above, of White House Chief of Staff, Joshua Bolton, and TARP's Neel Kashkari, both former Goldman senior executive officers, were never Named Executive Officers of Goldman.

Goldman merely repeats its argument that its Report demonstrates that "none of the Senior Executives of the Goldman Sachs Group, Inc. hold any equity-based awards that would vest upon their voluntary resignation to enter government service." It claims that this fact renders the Proposal false and misleading. But this fact is also irrelevant to the plain meaning of the Proposal, which seeks the disclosure of all executive officers that may receive a government service golden parachute. Since Goldman lists nothing more than its Named Executive Officers—a very small group – when the Proposal plainly calls for the disclosure of a far larger group of senior executives, the Proposal cannot be excluded as false and misleading.

Lastly, Goldman's declaration that the Proposal's use of the words "Golden Parachute" is false and misleading is false. The Proposal carefully defines the term "Government Service Golden Parachute" to include the vesting of equity awards upon leaving for government service. If Goldman objects to the Proposal's use of the term "Golden Parachute," the proper place for Goldman to make this objection known to shareholders is in the Board of Directors' opposition statement to the Proposal.

IV. Conclusion

The Proposal may not be excluded under Rule 14a-8(i)(10) as substantially implemented because Goldman has not demonstrated that its limited listing of its Named Executive Officers compares favorably with the guidelines of the Proposal—a report on all senior executives eligible for equity awards and the amounts of their awards, should they leave Goldman for government service. Goldman has also failed to demonstrate that the Proposal is misleading, pursuant to Rule 14a-8(i)(3) because the plain language of the Proposal is clear.

Goldman has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(i)(10) or Rule 14a-8(i)(3). Consequently, since Goldman has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal, the Proposal should come before the Company's shareholders at the 2015 Annual Meeting. If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy to the Company's office of the Corporate Secretary.

Sincerely,



Robert E. McGarrah, Jr., Esq.
Office of Investment

REM/sdw
opeiu #2, afl-cio

Attachment: Exhibit "A" (Goldman Sachs, "Report on Vesting of Equity-based Awards Due to Voluntary Resignation to Enter Government Service")
Exhibit "B" (Goldman Sachs Management Committee)
Exhibit "C" (Goldman Sachs Executive Officers)

Cc: Beverley L. O'Toole, Managing Director
Associate General Counsel, Legal Department, Goldman Sachs

EXHIBIT A

REPORT ON VESTING OF EQUITY-BASED AWARDS DUE TO VOLUNTARY RESIGNATION TO ENTER GOVERNMENT SERVICE

As of January 20, 2015, none of the Senior Executives of The Goldman Sachs Group, Inc. hold any equity-based awards that would vest upon their voluntary resignation to enter into government service.

In the case of awards that are already vested, our award agreements provide for accelerated delivery and transferability of the underlying stock and/or cash payments in lieu of equity, but only in circumstances where the continued holding of our equity-based awards would result in an actual or perceived conflict of interest as a result of the government employment (referred to in our award agreements as "conflicted employment"). See pages 49-50 of our 2014 proxy statement, available at http://www.goldmansachs.com/investor-relations/proxy-materials/index.html, for more information on these and other termination-related provisions of our equity-based awards.

Our Senior Executives (executive officers serving as Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Vice Chairman) are: Lloyd C. Blankfein, Gary D. Cohn, Harvey M. Schwartz, Michael S. Sherwood, Mark Schwartz, John S. Weinberg.

EXHIBIT B

WHO WE ARE · LEADERSHIP


LEADERSHIP
MANAGEMENT COMMITTEE

BOARD OF DIRECTORS | EXECUTIVE OFFICERS | MANAGEMENT COMMITTEE

MANAGEMENT COMMITTEE


LLOYD C. BLANKFEIN
CHAIRMAN AND CHIEF EXECUTIVE OFFICER


GARY D. COHN
PRESIDENT AND CHIEF OPERATING OFFICER


JOHN S. WEINBERG


MICHAEL SHERWOOD


MARK SCHWARTZ


RICHARD A. FRIEDMAN


TIMOTHY J. O'NEILL


GREGORY K. PALM


MASANORI MOCHIDA


GENE T. SYKES


CHRISTOPHER A. COLE


ESTA E. STECHER


RICHARD J. GNODDE


GORDON E. DYAL


DAVID M. SOLOMON


CRAIG W. BRODERICK


EDITH W. COOPER


ISABELLE EALET


GWEN R. LIBSTAG


JOHN F. W. ROGERS


PAUL M. RUSSO

EXHIBIT B


PABLO J. SALAME


JEFF W. SCHROEDER


MICHAEL D. DAFFEY


KENNETH W. HITCHNER


ERIC S. LANE


STEPHEN M. SCHERR


HARVEY M. SCHWARTZ


SARAH E. SMITH


STEVEN H. STRONGIN


ASHOK VARADHAN


JOHN WALDRON


ALAN M. COHEN


JUSTIN G. GMELICH


R. MARTIN CHAVEZ


RUSSELL W. HORWITZ
SECRETARY

EXHIBIT C


LEADERSHIP
EXECUTIVE OFFICERS

EXECUTIVE OFFICERS



LLOYD C. BLANKFEIN
CHAIRMAN AND CHIEF EXECUTIVE OFFICER



GARY D. COHN
PRESIDENT AND CHIEF OPERATING OFFICER



JOHN S. WEINBERG
VICE CHAIRMAN



MICHAEL SHERWOOD
VICE CHAIRMAN



MARK SCHWARTZ
VICE CHAIRMAN AND CHAIRMAN OF GOLDMAN SACHS ASIA PACIFIC



HARVEY M. SCHWARTZ
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER



GREGORY K. PALM
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY OF THE CORPORATION



ALAN M. COHEN
EXECUTIVE VICE PRESIDENT AND GLOBAL HEAD OF COMPLIANCE



JOHN F. W. ROGERS
EXECUTIVE VICE PRESIDENT, CHIEF OF STAFF AND SECRETARY TO THE BOARD



EDITH W. COOPER
EXECUTIVE VICE PRESIDENT AND GLOBAL HEAD OF HUMAN CAPITAL MANAGEMENT

200 West Street | New York, NY 10282-2198
Tel: 212-357-1584 | Fax: 212-428-9103 | beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel
Legal Department

Goldman Sachs

January 20, 2015

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (together, the "2015 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the American Federation of Labor and Congress of Industrial Organizations (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2015 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"RESOLVED: Shareholders of The Goldman Sachs Group, Inc. (the "Company") request that the Board of Directors prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute"). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office."

The supporting statement included in the Proposal (the "Supporting Statement") is set forth in Exhibit A.

II. Reasons for Omission

The Company believes that the Proposal properly may be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(10), because the Proposal already has been substantially implemented through (a) the Company's publicly available report on Vesting of Equity-Based Awards Due to Voluntary Resignation to Enter Government Service (the "Report") and (b) the Company's proxy statement disclosure under Commission rules; and

- Rule 14a-8(i)(3), because the Proposal contains materially false and misleading statements, contrary to Rule 14a-9.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it already has been substantially implemented.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *Release No. 34-12598, Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, [1976-77 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600 (Jul. 7, 1976) (regarding predecessor to Rule 14a-8(i)(10)). The Staff has stated that a proposal is considered substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). The Staff has consistently permitted exclusion where the company has issued a report, or otherwise put in place, policies and procedures, addressing the proposal's underlying concerns and essential objective. *See, e.g., The Goldman Sachs Group, Inc.* (Feb. 12, 2014); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007).

1. The Proposal has been substantially implemented through the Company's publication of the Report.

The Proposal requests a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service, which the Proposal defines as a "Government Service Golden Parachute." The Proposal asks for the report to include the names of all senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.

The Company already publicly discloses precisely the requested information. The Report provides this information as of January 20, 2015.[1] The Report states that *none* of the senior executives of the Company (who are identified by name in the Report) hold *any* equity-based awards that would vest on their voluntary resignation to enter into government service. Thus, none of these executives would receive a "Government Service Golden Parachute" as defined in the Proposal.[2]

---

[1] A copy of the Report is attached as Exhibit B and is posted on the Company's public website at http://www.goldmansachs.com/investor-relations/corporate-governance/other/report-on-vesting.pdf.

[2] The Report, in fact, goes beyond the information called for by the Proposal by describing the treatment of *vested* equity-based awards (which are not the subject of the Proposal) in the case of certain resignations to enter government service. In this regard, the Report states that "our award agreements provide for accelerated delivery and transferability of the underlying stock and/or cash payments in lieu of equity, but only in circumstances where the continued holding of our equity-based awards would result in an actual or perceived conflict of interest as a result of the government employment." The Report includes a page cite and a link to the 2014 Proxy Statement for more information. See Section II.A.2 for a further discussion of the related proxy disclosure.

By making clear that the Company's senior executives do not have *any* Government Service Golden Parachutes as defined in the Proposal, the Report provides precisely the information requested by the Proposal. Therefore, the Company has already substantially implemented the Proposal and may exclude the Proposal under Rule 14a-8(i)(10).

2. The Proposal has been substantially implemented through the Company's proxy disclosures.

The Company has also substantially implemented the Proposal through disclosure in its proxy statements filed with the Commission under the Exchange Act. The Staff has consistently taken the position that proposals requesting a report may be excluded under Rule 14a-8(i)(10) when the company has already made public disclosures that compare favorably with the guidelines of the proposal. *See, e.g., Target Corp.* (Mar. 26, 2013) (concurring that a company could omit a proposal requesting a report regarding certain political contributions in reliance on Rule 14a-8(i)(10) in light of the company's public disclosures); *TECO Energy, Inc.* (Feb. 21, 2013) (concurring that a proposal requesting a report regarding certain environmental and health matters could be excluded from a Company's proxy materials because the company's public disclosures had substantially implemented the proposal). *See also The Goldman Sachs Group, Inc.* (Mar. 15, 2012) (concurring that a proposal requesting that an independent board committee review and report on how the company is responding to risks, including reputational risks, associated with high levels of senior executive compensation was substantially implemented because the company's "public disclosures compare favorably with the guidelines of the proposal"); *Duke Energy Corp.* (Feb. 21, 2012) (emphasis added) (concurring that a proposal requesting the formation of a board committee to review and report on actions the company could take to reduce greenhouse gas emissions was substantially implemented because the company's policies, practices and procedures, as disclosed in its Form 10-K and annual sustainability report, compared favorably with the guidelines of the proposal); *Entergy Corp.* (Feb. 14, 2012) (concurring that a proposal requesting that an independent board committee review and report on the company's nuclear safety policies was substantially implemented because the company's "public disclosures compare favorably with the guidelines of the proposal").

As discussed above, the Proposal requests a report to shareholders regarding senior executives' eligibility for "Government Service Golden Parachutes," defined in the Proposal as the vesting of equity-based awards due to a voluntary resignation to enter government service. The Supporting Statement of the Proposal makes clear that the Proposal relates to the "Conflicted Employment" provisions of the Company's equity-based awards (which are described further below).

The Company already publicly discloses precisely the requested information in its annual proxy statements. A copy of the relevant part of the Company's 2014 Proxy Statement is attached as Exhibit C.[3] In particular, page 49 of the 2014 Proxy Statement includes a table that

[3] The Company's 2014 proxy statement is also posted on the Company's public website at http://www.goldmansachs.com/investor-relations/proxy-materials/index.html.

shows the "Value of Unvested RSUs that Vest Upon Termination" in the context of various termination scenarios, including in the case of Conflicted Employment.[4] This table shows that the amount of such accelerated vesting, as of the end of 2013, was $0 for all of the Company's named executive officers. The footnotes to this table provide additional detail on the effect of various termination scenarios, and make clear that in no case, including in the case of resignation to enter government service, is there accelerated vesting of any awards held by any named executive officers on the relevant date. On an annual basis (including in its 2015 Proxy Materials), the Company is required by Item 402(j) of the Regulation S-K to include comparable proxy disclosure with respect to a hypothetical resignation at the end of the most recent fiscal year.

The proxy materials, in fact, go beyond the information requested by the Proposal and cover this topic more fully by providing information about the treatment of *vested* equity-based awards upon a resignation to enter government service. The 2014 Proxy Statement, at the bottom of page 49, describes the treatment of vested RSUs and unexercised options in these circumstances, and the footnotes to the termination table refer readers to the sections in the proxy statement that provide information on the number of vested RSUs and unexercised options held by each named executive officer.

These disclosures provide maximum transparency about the treatment of equity-based awards held by senior executives in the case of a voluntary resignation to enter government service, including making clear that the Company does not have any Government Service Golden Parachutes as defined in the Proposal. Because the Company's public disclosures provide precisely the information requested by the Proposal, the Company has already substantially implemented the Proposal and may exclude the Proposal under Rule 14a-8(i)(10).

B. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements contrary to Rule 14a-9 regarding the Proposal's fundamental premise.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin No. 14B* (Sep. 15, 2004) ("SLB 14B"), Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. Applying this standard, the Staff has allowed exclusion of an entire proposal that contains false and misleading

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[4] "RSUs" refers to "restricted stock units." The 2014 Proxy Statement provides that "'Conflicted Employment' occurs where (a) a participant resigns solely to accept employment at any U.S. federal, state or local government, any non-U.S. government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any other employer determined by our Compensation Committee, and as a result of such employment the participant's continued holding of our equity-based awards would result in an actual or perceived conflict of interest, or (b) a participant terminates employment and then notifies us that he/she has accepted or intends to accept Conflicted Employment.

statements speaking to the proposal's fundamental premise. For example, in *State Street Corp.* (Mar. 1, 2005), the proposal purported to request shareholder action under a state law that was not applicable to the company. Because the proposal by its terms invoked a statute that was not applicable, the Staff concurred that submission was based upon a false premise that made it materially misleading to shareholders and, therefore, was excludable under Rule 14a-8(i)(3).

Similarly, the Proposal is entirely based on the premise that the Company provides its senior executives with "Government Service Golden Parachutes" (as defined in the Proposal) – in other words, to quote the first sentence of the Supporting Statement, that the Company "provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service." As discussed in detail in Section II.A above, and as described in the Report and the Company's proxy materials, none of the Company's senior executives hold equity-based awards that will vest if they resign to pursue a career in government services. In fact, as the Company's proxy disclosure makes clear, the Company's senior executives do not have any golden parachutes—that is, they do not hold equity-based awards that will vest if they terminate employment for any reason at all. The false and misleading statements in the Proposal go to the fundamental premise of the Proposal, and are material to shareholders in deciding what the Proposal means and how to vote on the Proposal.

For all of the foregoing reasons, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2015 Proxy Materials.

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,



Beverly E. O'Toole

Attachments

cc: Brandon Rees, The American Federation of Labor and Congress of Industrial Organizations

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 4, 2014

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Mr. Rogers,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2014 proxy statement of The Goldman Sachs Group, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 301 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at 202-637-5152 or brees@aflcio.org.

Sincerely

HSC

Heather Slavkin Corzo, Director
Office of Investment

Attachments

HSC/sdw
opeiu #2, afl-cio

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

December 4, 2014

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Mr. Rogers,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 301 shares of common stock (the "Shares") of The Goldman Sachs Group, Inc. beneficially owned by the AFL-CIO Reserve Fund as of December 4, 2014. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 4, 2014. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M Kaplan

Lawrence M. Kaplan
Vice President

cc: Heather Slavkin Corzo
Director, AFL-CIO Office of Investment

RESOLVED: Shareholders of The Goldman Sachs Group, Inc. (the "Company") request that the Board of Directors prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute"). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

SUPPORTING STATEMENT:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. In other words, a "golden parachute" for entering government service.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's Stock Incentive Plan contains a "Conflicted Employment" clause that permits the accelerated vesting of equity awards or an equivalent cash payment to executives who voluntarily resign to pursue a government service career.

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives.

Issuing a report to shareholders on the Company's use of Government Service Golden Parachutes will provide an opportunity for the Company to explain this practice and provide needed transparency for investors about their use.

For these reasons, we urge shareholders to vote FOR this proposal.

EXHIBIT B

REPORT ON VESTING OF EQUITY-BASED AWARDS DUE TO VOLUNTARY RESIGNATION TO ENTER GOVERNMENT SERVICE

As of January 20, 2015, none of the Senior Executives of The Goldman Sachs Group, Inc. hold any equity-based awards that would vest upon their voluntary resignation to enter into government service.

In the case of awards that are already vested, our award agreements provide for accelerated delivery and transferability of the underlying stock and/or cash payments in lieu of equity, but only in circumstances where the continued holding of our equity-based awards would result in an actual or perceived conflict of interest as a result of the government employment (referred to in our award agreements as "conflicted employment"). See pages 49-50 of our 2014 proxy statement, available at http://www.goldmansachs.com/investor-relations/proxy-materials/index.html, for more information on these and other termination-related provisions of our equity-based awards.

Our Senior Executives (executive officers serving as Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Vice Chairman) are: Lloyd C. Blankfein, Gary D. Cohn, Harvey M. Schwartz, Michael S. Sherwood, Mark Schwartz, John S. Weinberg.

EXHIBIT C

Termination Reason	Name	Value of Unvested RSUs that Vest Upon Termination	Present Value of Premiums for Retiree Health Care Program [e]	Total
Cause or Termination with Violation[a]	Lloyd C. Blankfein	$ 0	$ 0	$ 0
	Gary D. Cohn	0	0	0
	Harvey M. Schwartz	0	0	0
	John S. Weinberg	0	0	0
	J. Michael Evans	0	0	0
Termination without Violation[a], Death[b], Change-in-Control, Disability or Conflicted Employment[c] or Downsizing[d]	Lloyd C. Blankfein	0	284,797	284,797
	Gary D. Cohn	0	348,456	348,456
	Harvey M. Schwartz	0	369,118	369,118
	John S. Weinberg	0	335,227	335,227
	J. Michael Evans	0	369,665	369,665

(a) Except as discussed below, upon an NEO's termination without Violation (as defined below), shares of Common Stock underlying RSUs will continue to be delivered on schedule, and Options will remain exercisable for their full term, provided that, for RSUs, the NEO does not become associated with a Competitive Enterprise (as defined below). If the NEO does become associated with a Competitive Enterprise, the NEO will forfeit his benefits under our retiree health care program and, for 2012 Year-End RSUs, the NEO generally would have forfeited all of these awards if the association occurred in 2013; will forfeit two-thirds of these awards if the association occurs in 2014; and will forfeit one-third of these awards if association occurs in 2015. For 2011 Year-End RSUs, the NEO generally would have forfeited two-thirds of these awards if the association occurred in 2013 and will forfeit one-third of these awards if the association occurs in 2014. For 2010 Year-End RSUs, the NEO generally would have forfeited one-third of these awards if the association occurred in 2013. This non-competition condition may be removed upon a termination of employment that is characterized by us as "involuntary" or by "mutual agreement" if the individual executes an appropriate general waiver and release of claims and an agreement to pay any associated tax liability.

The occurrence of a Violation, including any event constituting Cause (as defined below) or the Solicitation (as defined below) of employees or clients of our firm, by an NEO prior to delivery (in the case of RSUs) or prior to exercise (in the case of Options) will result in forfeiture of all RSUs and Options, and in some cases may result in the NEO having to repay amounts previously received. In the event of certain Violations (for example, NEO engaging in Cause) following delivery of shares of Common Stock underlying RSUs but prior to the lapse of transfer restrictions, these shares also may be required to be returned to the firm.

RSU awards also are subject to additional risk-related Clawback Provisions included in the definition of Violations below. As a result of these provisions, for example, an NEO will forfeit all of his 2012 Year-End RSUs, 2011 Year-End RSUs and 2010 Year-End RSUs, and any shares of Common Stock delivered under these RSUs may be recaptured, if our Compensation Committee determines that his failure to properly consider risk in 2012 (with respect to 2012 Year-End RSUs), 2011 (with respect to 2011 Year-End RSUs) or 2010 (with respect to 2010 Year-End RSUs) has, or reasonably could be expected to have, a material adverse impact on his business unit, our firm or the broader financial system.

(b) In the event of an NEO's death, delivery of shares of Common Stock underlying RSUs is accelerated and Options remain exercisable for their full term. Any transfer restrictions on the shares of Common Stock underlying RSUs and shares from Option exercises are removed. For information on the number of vested RSUs and unexercised Options held by the NEOs at year-end, see —*2013 Outstanding Equity Awards at Fiscal Year-End* and —*2013 Non-Qualified Deferred Compensation* above. These amounts do not reflect, in the case of death, the payment of a death benefit under our executive life insurance plan, which provides each NEO with $4.5 million of term life insurance coverage through age 75.

(c) If a Change-in-Control (as defined below) occurs, and within 18 months thereafter we terminate an NEO's employment without Cause or if the NEO terminates his employment for Good Reason (as defined below): (i) delivery of shares of Common Stock underlying RSUs is accelerated; and (ii) Options remain exercisable for their full term. In addition, any transfer restrictions on the shares of Common Stock underlying RSUs and shares from Option exercises are removed.

In the case of a disability, Options remain exercisable for their full term and, provided that the NEO does not become associated with a Competitive Enterprise, shares of Common Stock underlying RSUs continue to deliver on schedule. If the NEO does become associated with a Competitive Enterprise, the awards would be treated as set forth in footnote (a) above for that situation.

In the case of a termination in which an NEO resigns and accepts a position that is deemed Conflicted Employment (as defined below), the NEO will receive, at our sole discretion, (i) with respect to RSUs, either a cash payment or an accelerated delivery of, and removal of transfer restrictions on, the shares of Common Stock underlying those RSUs; and (ii) with respect to Options, one of the following: (x) a cash payment (in respect of cancellation of those Options) equal to the fair market value of the shares underlying the vested Options over the exercise price of those Options, (y) acceleration of the exercisability of those Options and removal of all transfer restrictions on the underlying shares of Common Stock or (z) permission for the participant to transfer those vested Options to another party for value.

(d) In the event of a termination due to Downsizing (as described below), shares of Common Stock underlying RSUs deliver on schedule and Options remain exercisable for their full term.

(e) PMDs with eight or more years of service as a PMD are eligible to receive medical and dental coverage under our retiree health care program for themselves and eligible dependents through our firm at a 75% subsidy. All of our NEOs are eligible for this coverage. The values shown in this column reflect the present value of the cost to us of the 75% subsidy and were determined using a December 31, 2013 retirement date and the following assumptions: a 5.05% discount rate; mortality estimates based on the RP-2000 white collar fully generational mortality table, with adjustments to reflect continued improvements in mortality; estimates of future increases in healthcare costs of 9% (initial rate for medical and pharmacy) and 2.5% (ultimate rate for medical and pharmacy), and 5.25% for dental; and assumptions for subsequent eligibility for alternative pre-65 coverage, which would limit or eliminate coverage under our program (35% primary, 35% secondary and 30% no coverage). Values and assumptions shown reflect that effective January 1, 2018, the value of the benefit under our retiree health care program for our NEOs will not exceed the annual limits under Section 4980I of the Code.

As PMDs, our NEOs are generally subject to a policy of 90 days' notice of termination of employment. We may require that an NEO be inactive (i.e., on "garden leave") during the notice period (or we may waive the requirement).

For purposes of describing our RSUs and Options, the above-referenced terms have the following meanings:

"Cause" means the NEO (a) is convicted in a criminal proceeding on certain misdemeanor charges, on a felony charge or on an equivalent charge, (b) engages in employment disqualification conduct under applicable law, (c) willfully fails to perform his or her duties to Goldman Sachs, (d) violates any securities or commodities laws, rules or regulations or the rules and regulations of any relevant exchange or association of which we are a member, (e) violates any of our policies concerning hedging or pledging or confidential or proprietary information, or materially violates any other of our policies, (f) impairs, impugns, denigrates, disparages or negatively reflects upon our name, reputation or business interests or (g) engages in conduct detrimental to us.

"Change-in-Control" means the consummation of a business combination involving Goldman Sachs, unless immediately following the business combination either:

- At least 50% of the total voting power of the surviving entity or its parent entity, if applicable, is represented by securities of Goldman Sachs that were outstanding immediately prior to the transaction (or by shares into which the securities of Goldman Sachs are converted in the transaction); or
- At least 50% of the members of the board of directors of the surviving entity, or its parent entity, if applicable, following the transaction were, at the time of our Board's approval of the execution of the initial agreement providing for the transaction, directors of Goldman Sachs on the date of grant of the RSUs and Options (including directors whose election or nomination was approved by two-thirds of the incumbent directors).

"Competitive Enterprise" includes a business enterprise that (a) engages in any activity, (b) owns or controls a significant interest in or (c) is owned by, or a significant interest in which is owned or controlled by, any entity that engages in any activity, that, in any case, competes anywhere with any activity in which we are engaged.

"Conflicted Employment" occurs where (a) a participant resigns solely to accept employment at any U.S. federal, state or local government, any non-U.S. government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any other employer determined by our Compensation Committee, and as a result of such employment the participant's continued holding of our equity-based awards would result in an actual or perceived conflict of interest, or (b) a participant terminates employment and then notifies us that he/she has accepted or intends to accept Conflicted Employment.

Whether employment is terminated by reason of *"Downsizing"* is determined solely by us.

"Good Reason" means (a) as determined by our Compensation Committee, a materially adverse change in the participant's position or nature or status of the participant's responsibilities from those in effect immediately before the Change-in-Control or (b) Goldman Sachs requiring the participant's principal place of employment to be located more than 75 miles from the location where the participant is principally employed at the time of the Change-in-Control (except for required travel consistent with the participant's business travel obligations in the ordinary course prior to the Change-in-Control).

"Solicitation" means any direct or indirect communication of any kind whatsoever, regardless of who initiated, inviting, advising, encouraging or requesting any person or entity, in any manner, to take or refrain from taking any action.

"Violation" includes any of the following:

- For awards granted after 2009, engaging in materially improper risk analysis or failing to sufficiently raise concerns about risks during the year for which the award was granted;
- Soliciting our clients or prospective clients to transact business with one of our competitors, or to refrain from doing business with us or interfering with any of our client relationships;
- Failing to perform obligations under any agreement with us;